Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

April 7, 2008

The following supplements the section entitled “Tax Consideration—United Kingdom Taxation” in the preliminary prospectus supplement dated April 7, 2008, of Barclays Bank PLC, relating to a potential offering of American Depositary Shares, Series 5 (the “ADSs”), of Barclays Bank PLC, representing Non-Cumulative Callable Dollar Preference Shares. The following provides additional disclosure relating to the ADSs relevant to the UK resident holders.

United Kingdom Taxation

The following is a summary of certain aspects of the current United Kingdom taxation treatment of the preference shares and ADSs. It relates only to (1) the position of persons who are the absolute beneficial owners of the preference shares or ADSs and who are neither (a) resident in the United Kingdom for tax purposes nor (b) holding preference shares or ADSs in connection with any trade or business carried on in the United Kingdom through any branch, agency or permanent establishment in the United Kingdom (a “Non-UK resident holder”); and (2) to those persons who are (a) resident (or, in the case of individuals only, ordinarily resident) in the United Kingdom for tax purposes, or (b) carrying on a trade through a permanent establishment in the United Kingdom (a “UK resident holder”). This summary may not apply to certain classes of holders, such as dealers in securities. The comments below also assume that holders of ADSs will in practice be treated for purposes of United Kingdom tax as beneficial owners of the preference shares represented by the ADSs. Holders who are in any doubt as to their tax position (including, in particular, any holders who are resident in the United Kingdom for tax purposes or carrying on a trade or business through any branch, agency or permanent establishment in the United Kingdom) should consult their professional advisers. In addition, holders who may be liable to tax in other jurisdictions should also consult their professional advisers.

Non-UK resident holders —Taxation of Dividends and Capital Gains

We will not be required to withhold tax at source when paying a dividend on the preference shares.

Non-UK resident holders of preference shares or ADSs will not have any other liability to United Kingdom tax on such dividends.

Non-UK resident holders of preference shares or ADSs will not generally be able to claim repayment of any part of any tax credit attaching to dividends paid by us, although this will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder of preference shares or ADSs is resident for tax purposes; holders of preference shares or ADSs who are resident in the United States for tax purposes will not be entitled to any such credit under the terms of the double taxation treaty between the United Kingdom and the United States of July 24, 2001 (as amended).

Non-UK resident holders of preference shares or ADSs will not generally be subject to UK capital gains tax or corporation tax on a disposal of preference shares or ADSs. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the United Kingdom.

UK resident holders—Taxation of Dividends

We will not be required to withhold tax at source when paying a dividend on the preference shares.

Individual UK resident holders of preference shares or ADSs who are resident in the UK for tax purposes and who receive a dividend from the issuer, will generally be entitled to a tax credit (the “Tax Credit”) (which may be set off against a holder’s total income tax liability on the dividend) equal to 1/9th of the amount of the cash dividend (or 1/10th of the aggregate of the cash dividend and the Tax Credit (the “Gross Dividend”)).

Individual UK resident holders of preference shares or ADSs who are liable to UK income tax, other than at the higher rate, will be liable to tax on the Gross Dividend at the rate of 10 per cent. The Tax Credit will satisfy the whole of such holders’ income tax liability in respect of the dividend. Individual UK resident holders of preference shares or ADSs who are not liable to income tax in the UK in respect of the Gross Dividend will not be entitled to repayment of the Tax Credit.

Individual UK resident holders of preference shares or ADSs who are liable to UK income tax at the higher rate, will be liable to tax on the Gross Dividend at the rate of 32.5 per cent. After taking into account the 10 per cent. Tax Credit, such individuals will be liable to pay additional UK income tax at the rate of 22.5 per cent. of the Gross Dividend. Individuals who are higher rate taxpayers will therefore pay UK income tax at an effective tax rate of 25 per cent. of the cash dividend received.

Subject to the paragraphs under the sub-heading “Disguised Interest Rules” below, corporate UK resident holders of preference shares or ADSs (other than share dealers) will not normally be liable to UK corporation tax on any dividend received from the issuer.

UK resident holders—Taxation of Capital Gains

The sale, or other disposal, of preference shares or ADSs may give rise to the realization of a gain for the purposes of UK taxation of chargeable gains.

An individual UK resident holder of preference shares or ADSs who is resident or ordinarily resident in the UK for tax purposes and who realizes such a gain, may be liable to UK capital gains tax, depending on the holder’s circumstances and subject to any available exemption or relief.

Subject to the paragraphs under the sub-heading “Disguised Interest Rules” below, a corporate UK resident holder of preference shares or ADSs who is resident in the UK for tax purposes and who realizes such a gain, may be liable to UK corporation tax on chargeable gains, depending on the holder’s circumstances and subject to any available exemption or relief.

A UK resident holder of preference shares or ADSs who is not resident in the UK for tax purposes and who carries on a trade in the UK through a branch or agency, or, in the case of a company, a permanent establishment, may be subject to UK capital gains tax or corporation tax on a disposal of preference shares or ADSs which are used, held, or acquired for the purposes of the branch, agency, or permanent establishment, subject to any available exemption or relief. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

Disguised Interest Rules

Her Majesty’s Revenue & Customs (“HMRC”) published draft legislation (and accompanying guidance notes) on 6th December 2007, which was subsequently amended on 7th February 2008, under the heading “disguised interest”. The purpose of the legislation is to secure that a return designed to be economically equivalent to interest is treated in the same way as interest for the purposes of corporation tax. The draft legislation provides that, where a company is party to an arrangement designed to produce a “tax privileged investment return” (“TAPIR”) for that company, that return is to be treated for the purposes of corporation tax as a profit from a loan relationship of the company, with credits brought into account for the purposes of the loan relationship rules contained in the Finance Act 1996 being determined on an amortized cost basis of accounting. A TAPIR is a return from money or any other asset which (a) equates, in substance, to a return on an investment of the money (or an amount of money equal to the value of the asset) at interest and (b) is not charged, or not wholly charged, to tax on the company as an amount of income and is not brought, or not wholly brought, into account when calculating for tax purposes any income of the company. The draft legislation provides that an arrangement is designed to produce a TAPIR if it would be reasonable to assume that is or was the main purpose, or one of the main purposes, of the arrangement.

It is possible that, if the draft legislation were enacted in its current form, a UK resident holder of preference shares or ADSs subject to UK corporation tax would be taxed as if the dividends on the preference shares or ADSs were profits on a loan relationship. The position is not clear, and no detailed guidance as to the precise scope of the relevant draft provisions with respect to publicly issued preference shares or ADSs has been published by HMRC as yet. Moreover, the draft legislation is subject to further consultation, and it is possible that the provisions could be amended significantly before they are enacted into law and/or that they are not enacted into law at all. In addition, even if the legislation is passed into law in its current form, it is not clear from which date the legislation will take effect nor as to whether any “grandfathering” provisions will apply.

UK resident holders of preference shares or ADSs who are subject to UK corporation tax should therefore obtain independent advice as to their treatment.

Inheritance Tax

Preference shares or ADSs beneficially owned by an individual may be subject to UK inheritance tax on the death of the individual or, in some circumstances, if the preference shares or ADSs are the subject of a gift, including a transfer at less than full market value, by that individual.

Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor.

Subject to limited exclusions, gifts to settlements (which would include, very broadly, private trust arrangements) or to companies may give rise to an immediate inheritance tax charge. Preference shares or ADSs held in settlements may also be subject to inheritance tax charges periodically during the continuance of the settlement, on transfers out of the settlement or on certain other events. Investors should take their own professional advice as to whether any particular arrangements constitute a settlement for inheritance tax purposes.

Stamp Duty and Stamp Duty Reserve Tax

Issuance of the preference shares in bearer form. No UK stamp duty will be payable on the delivery of preference shares in bearer form to the custodian on behalf of the ADR depositary. Based on our current understanding of HM Revenue & Customs practice we expect that no stamp duty reserve tax (“SDRT”) will be payable on the delivery of the preference shares in bearer form to the custodian on behalf of the ADR depositary.

Transfers of the ADRs. Any instrument transferring or containing an agreement to transfer a registered ADR which is executed outside the United Kingdom and not brought into the United Kingdom for any purpose will not give rise to any obligation to pay UK stamp duty, and an agreement to transfer a registered ADR will not give rise to SDRT.

Registered preference shares. ADRs may be surrendered in exchange for preference shares in registered form.

Subject to certain exceptions, a documentary transfer of preference shares in registered form, or a documentary agreement to transfer any interest in any preference shares in registered form where such interest falls short of full legal and beneficial ownership, would attract ad valorem UK stamp duty, and an unconditional agreement to transfer preference shares would also attract SDRT (provided that SDRT would not be payable if UK stamp duty had been paid), generally at the rate of 0.5% (rounded up, if necessary, to the nearest £5) on the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner. In cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable, although if draft legislation contained in the Finance Bill 2008 is enacted without material amendment, any such charge to a fixed UK stamp duty of £5 may cease to apply.

UK stamp duty would, subject to certain exceptions, be payable at the rate of 1.5% (rounded up, if necessary, to the nearest £5) of the value of preference shares in registered form on any instrument pursuant to which preference shares are transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. UK SDRT, at the same rate, could also be payable in these circumstances but no SDRT would be payable if stamp duty were paid.

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the preliminary prospectus supplement relating to the ADSs and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus and the prospectus supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any underwriter or dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101).

This information is only being distributed to and is only directed in the United Kingdom at (i) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (ii) high net worth entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “relevant persons”). The securities to which this information relates are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this information or any of its contents.

In addition, if and to the extent that this information is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this information and the offering of any securities described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.